UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)
14	TYPE OF REPORTING PERSON

OO, IA

(1) The aggregate percentage of Common Stock reported owned herein is based upon 52,045,951 shares of Common Stock outstanding, as of March 3, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 8, 2022.

2

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)
14	TYPE OF REPORTING PERSON

PN

(1) The aggregate percentage of Common Stock reported owned herein is based upon 52,045,951 shares of Common Stock outstanding, as of March 3, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 8, 2022.

3

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)
14	TYPE OF REPORTING PERSON

OO, HC

(1) The aggregate percentage of Common Stock reported owned herein is based upon 52,045,951 shares of Common Stock outstanding, as of March 3, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 8, 2022.

4

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)
14	TYPE OF REPORTING PERSON

IN, HC

(1) The aggregate percentage of Common Stock reported owned herein is based upon 52,045,951 shares of Common Stock outstanding, as of March 3, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 8, 2022.

5

CUSIP No. 06777U101

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 25, 2022, Outerbridge entered into a cooperation agreement with the Issuer (the “Agreement”), regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed that the Board will nominate Rory Wallace (the “New Director”) for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) for a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”), provided, however, that the Board shall appoint Mr. Wallace as a director of the Issuer, effective no later than July 15, 2022, if on or prior to such date any incumbent director of the Issuer resigns from the Board. The Issuer also agreed (i) to appoint Mr. Wallace to each of the Compensation Committee and Audit Committee of the Board no later than one business day following his appointment or election to the Board, as applicable, (ii) that Mr. Wallace shall serve as a non-voting observer to the Board until the earlier of Mr. Wallace’s appointment to the Board and conclusion of the 2022 Annual Meeting, (iii) to use its reasonable best efforts to hold the 2022 Annual Meeting no later than September 30, 2022, (iv) to separate the roles of Chief Executive Officer and Chairman of the Board, and dissolve the position of the Lead Independent Director, with the director currently serving as Lead Independent Director to serve as Chairman of the Board, and (v) that during the period commencing with the conclusion of the 2022 Annual Meeting until the expiration of the Standstill Period (as defined below), the size of the Board shall be no more than nine (9) directors without Outerbridge’s written consent.

Further, the Agreement provides that, during the Standstill Period, if the New Director or any Replacement Director (as defined in the Agreement) resigns as a director or is removed as a director after his or her appointment to the Board but prior to the expiration of the Standstill Period, and at such time Outerbridge beneficially owns in the aggregate at least 4.0% of the Issuer’s then outstanding shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Outerbridge shall have the ability to recommend a substitute person in accordance with the terms of the Agreement.

6

CUSIP No. 06777U101

Pursuant to the Agreement, Outerbridge agreed to certain customary standstill provisions lasting from the date of the Agreement until the date that is five (5) days prior to the last date pursuant to which stockholder nominations for director elections are permitted pursuant to the Issuer’s Bylaws with respect to the 2023 Annual Meeting (the “Standstill Period”). During the Standstill Period, Outerbridge agreed, among other things (a) to vote all shares of Common Stock owned by Outerbridge (i) for all directors nominated by the Board for election at any Stockholders Meeting (as defined in the Agreement) and (ii) in accordance with the recommendation of the Board on any other proposals or other business that comes before any Stockholder Meeting; provided, that with respect to any “Extraordinary Transaction” (as defined in the Agreement), but only if such Extraordinary Transaction has not been approved by the New Director at such time in his or her respective capacity as a director, Outerbridge shall have the right to vote any “Voting Securities” (as defined in the Agreement) owned by Outerbridge in its sole discretion; (b) to not solicit proxies or become a participant in any solicitation of proxies or consents with respect to the securities of the Issuer; (c) to not enter into a voting agreement or form any “group” with respect to shares of Common Stock; (d) to not submit or encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors; (e) to not submit any proposal for consideration by shareholders of the Issuer at any meeting of shareholders; (f) to not sell or otherwise dispose of securities of the Issuer, subject to certain exceptions, that would to Outerbridge’s knowledge (after due inquiry) result in a “Third Party” (as defined in the Agreement), together with its affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 5% or more of the shares of Common Stock outstanding at such time, subject to certain exceptions; and (g) to not purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Voting Securities, if in any such case, immediately after the taking of such action, Outerbridge would, in the aggregate, collectively beneficially own, or have an economic interest in, an amount that would equal or exceed 15% of the then outstanding shares of Common Stock. In addition, Outerbridge agreed that from the date of the Agreement until the conclusion of the 2022 Annual Meeting, it shall not sell, assign or otherwise transfer, or agree to sell, assign or otherwise transfer, any Common Stock to any person or entity, subject to certain exceptions, if such action or actions, taken together with any other proposed actions, would result in Outerbridge beneficially owning, in the aggregate, less than 6.3% of the Issuer’s then outstanding Common Stock; provided, however, that such transfer restrictions shall automatically terminate if prior to the 2022 Annual Meeting the Issuer announces the execution of a definitive agreement to effect an Extraordinary Transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 25, 2022, Outerbridge and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement by and among Barnes & Noble Education, Inc. and Outerbridge Capital Management, LLC, Outerbridge Special Opportunities Fund, LP, Outerbridge Special Opportunities GP, LLC and Rory Wallace, dated June 25, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2022).
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CUSIP No. 06777U101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2022

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND, LP

By:	Outerbridge Special Opportunities GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

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